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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Matthew Crispino

Jan Woo

Rebekah Lindsey

Kathleen Collins

Re:                             Fiverr International Ltd.
Supplemental Response dated April 24, 2019

Amendment No. 2 to Draft Registration Statement on Form F-1

Confidentially submitted on April 5, 2019

CIK No. 0001762301

Ladies and Gentlemen:

On behalf of Fiverr International Ltd. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on February 1, 2019, as amended by Amendment No. 1 to the Draft Submission on March 15, 2019 and Amendment No. 2 to the Draft Submission on April 5, 2019 (the “Registration Statement”). The purpose of this letter is to respond to the comment letter received on April 30, 2019 from the Staff.

For ease of review, we have set forth the comment below in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings to be assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

Correspondence Filed April 24, 2019

Notes to Consolidated Financial Statements

p. User funds and user accounts, page F-13

The Company respectfully advises the Staff that prior to addressing each question and for the purpose of providing effective and clear responses, the Company provides the following overview of the flow of a transaction:

•                  The Company’s users (buyers and sellers) accept the Terms of Service upon registration.

•                  When a buyer places an order, they prepay for the order. Gross order amount (including transaction and service fees) is collected from the buyer by third-party payment processors and transferred directly to the third-party payment provider (the “payment provider”). Those prepaid funds from the buyer are simultaneously recorded as an asset on the Company’s balance sheet (user funds) with a corresponding liability to the buyer (user accounts) until the order is completed or cancelled.

•                  The payment provider is engaged by the Company to hold the funds on behalf of the payees (buyers and sellers), until completion of an order and release of the funds to the Company (transaction and service fees) and to the seller. In addition, in the case of a cancellation (and only if eligible for cancellation), funds will be refunded to the buyer, or kept with the payment provider until a new order is placed.

•                  In the case of a refund due to a cancelled order, the Company’s liability is settled and the Company no longer presents a liability or asset on its balance sheet.

•                  Upon completion of an order, the Company instructs the payment provider to transfer its earnings (transaction and service fees) to the Company. At such time, the Company records revenue.

•                  The remainder of the funds will continue to be held by the payment provider until withdrawn by the seller (but not before a 14 day clearance period). At such time, the Company records its liability (user accounts) towards the seller and simultaneously records a user funds asset balance for the amount held by the payment provider.

•                  In order to withdraw the funds, the seller sends a withdrawal request to the Company. At such time, the Company will need to instruct the payment provider to pay the funds to the seller.

The following describes the role of the payment provider and the relationship with the Company:

•                  The Company engaged a registered and licensed payment provider to hold funds for buyers and sellers as described above.

•                  Pursuant to the agreement with the Company, the payment provider receives instructions from the Company regarding the funds held on behalf of the buyers and sellers.

•                  The Company may terminate the agreement with the payment provider and instruct the payment provider to transfer the funds from the payment provider’s account to another payment provider.

•                  The Company instructs the payment provider on the identity of eligible payees, timing and amount of funds to transfer. The Company further notifies the payment provider of payees who are no longer eligible to receive payment, such as in the case of a cancellation.

•                  The payment provider can neither disburse funds without specific instructions from the Company nor receive instructions from anyone other than the Company. The payment provider shall make funds available to the payees within one business day, only upon an instruction received from the Company.

•                  The payees (buyers and sellers) are not aware of the payment provider’s identity and in any case cannot directly engage the payment provider or give the payment provider instructions.

•                  In the event of a Company dissolution or liquidation, the payment provider cannot wire the funds it holds without specific instructions from the Company or its liquidator.

•                  Funds are segregated from the payment provider’s bank accounts and are held in a custodial account on behalf of the buyers and sellers, and cannot be used to settle the payment provider’s obligations in accordance with applicable law in the event of bankruptcy or liquidation. The funds are considered bankruptcy remote.

Below are the Company’s answers to each of the Staff’s questions:

1.              We note your response to prior comment 4. Please address further the following:

•                  Provide a thorough analysis supporting your conclusion that the user funds represent assets of the company and cite the specific accounting guidance you relied upon.

The Company respectfully advises the Staff that in its analysis of whether the user funds constitute an asset, the Company initially focused on its corresponding liability (presented under “user accounts”). The Company then concluded whether user funds constitute an asset.

The Company considered the definition of a liability as described in the Statement of Financial Accounting Concepts No. 6 (“CON 6”). According to CON 6, a liability is defined as a probable future sacrifice of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events. A liability has three essential characteristics:

a)                        It embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand;

b)                        The duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice; and

c)                         The transaction or other event obligating the entity has already happened.

The Company analyzed the user funds with respect to these characteristics:

a), b) The Company retains full legal liability toward the payees irrespective of whether the funds are deposited with the payment provider. In other words, the Company retains the obligation to the seller even after the funds are received by the payment provider and until withdrawn by the seller.

In addition, the Company has the responsibility for the obligation without an ability to avoid payment for the following reasons:

•                  The Company is liable for the entire buyer’s prepayment in accordance with the Company’s Terms of Service.

•                  In the event that the Company, via its payment provider, does not remit the funds to the seller, the seller will have legal recourse only against the Company and not against the buyer directly or against the payment provider.

•                  The payee is not aware of the payment provider’s identity and in any case cannot directly engage the payment provider or give the payment provider instructions.

•                  In case of a bankruptcy event incurred by the payment provider, the Company is still legally obligated to remit the eligible funds to the payees.

c)                          The liability is a direct outcome of past transactions processed through the Company’s platform. Based on the Company’s analysis of the three essential characteristics under CON 6 above, the Company concluded that a liability exists.

Further, the Company considered whether the liability meets the derecognition criteria under ASC 405-20-40-1 (“ASC 405”) because the buyers transfer the funds directly to the payment provider, through the third-party payment processors. According to ASC 405, a debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following criterion is met:

a)             The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes the following:

1.              Delivery of cash

2.              Delivery of other financial assets

3.              Delivery of goods or services

4.              Reacquisition by the debtor of its outstanding debt securities whether the securities are cancelled or held as so-called treasury bonds;

b)             The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

The Company analyzed the liability with respect to these criteria:

a)  The Company is relieved from its obligation to the buyer only upon completion of an order and is relieved from its obligation to the seller only upon cash payment to the seller. For the amounts on the balance sheet, neither of these events have occurred.

b)   The Company is not legally released from being the primary obligor of the liability judicially or by its users as the payment provider’s limited responsibility is to hold the funds on behalf of the buyers and sellers and remit those funds to the payees upon instruction by the Company.

Based on the above, the Company believes that the liability derecognition criteria are not met until the order is complete and the funds have been transferred to eligible payees.

Having established the Company’s need to recognize a liability, the Company next turns to the question of whether the user funds represent an asset to the Company.

It is generally not appropriate to accrue a loss on uncompleted orders. Accordingly, if an asset is not recognized in the Company’s books although it has a liability to the payees, a loss should be recognized upon the completion of an order, even though the transaction is expected to be profitable. Such situation does not reflect the economic substance of the Company’s transactions. Therefore, the Company further analyzed whether user funds represent an asset of the Company.

The Company has considered the definition of an asset as described in CON 6: Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events. An asset has three essential characteristics:

a)             It embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash in-flows,

b)             A particular entity can obtain the benefit and control others’ access to it, and

c)              The transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.

The Company analyzed the user funds with respect to these characteristics:

a)             The Company has a probable future economic benefit, as the Company can direct the payment provider to use the cash held by the payment provider in order to retire the Company’s user accounts liability.

b)             The user funds can only be disbursed at the direction of the Company, as further discussed in detail below (i.e., the Company has contractual control over the funds).

c)              Transaction and service fees are a direct outcome of past transactions completed on the Company’s platform.

Based on the above, the Company believes that the user funds meet the definition of an asset under CON 6. Because the funds remitted by the buyers are not held in a Company-owned bank account, the Company’s asset is not cash but is described as user funds (i.e., it essentially represents a receivable from the payment provider).

Having determined that the Company must recognize an asset and a corresponding liability, the Company next evaluated whether that asset and liability should be presented on a gross or net basis on the balance sheet. In making that determination, the Company analyzed whether the Company has the right of setoff of the user funds and user accounts according to the criteria of ASC 210-20. A right of setoff exists when all of the following conditions are met:

•                  Each of two parties owes the other determinable amounts,

•                  The reporting party has the right to set off the amount owed with the amount owed by the other party,

•                  The reporting party intends to set off, and

•                  The right of setoff is enforceable at law.

User funds and user accounts should not be offset under a legal right of setoff since they do not represent amounts due to and from the same party, as the terms of the agreement between the parties and the timing of the payment are different. There are no rights to setoff between the user funds and the user accounts (before or after the transaction is complete), primarily because there is a legal obligation to pay the payees, regardless of the source of payment. Therefore, the Company believes the right of setoff does not exist.

Based on the above analysis, the Company concluded that the user funds represent assets of the Company and should be presented on a gross basis. After concluding that the Company must recognize a liability and the funds held by the payment provider met the definition of an asset under CON 6, the Company considered the nature of the asset. As stated in prior responses, the Company concluded that such funds did not qualify as cash or cash equivalents or restricted cash and determined it was most appropriate to characterize them as user funds, given the description of the corresponding liability. The Company concluded this was the most meaningful and useful presentation for investors.

•                  Tell us how you determined that you have effective control over the funds. In this regard, you appear to be disbursing the funds according to the agreed terms of service between you and your buyers and sellers, and you do not appear to have the right to direct the funds to be used at will or for your benefit.

The Company respectfully advises the Staff that the Company has determined that it has effective control over the funds, based on its contract with the payment provider, for the following reasons and as explained above (together, the “Company Effective Control”):

•                  The Company engaged the payment provider and can terminate the agreement with the payment provider and instruct the payment provider to transfer the funds to a different payment provider;

•                  The Company instructs the payment provider on the identity of eligible payees, the timing and the amount of funds to transfer, and the Company further notifies the payment provider of payees who are no longer eligible, such as in the case of cancellations;

•                  The payment provider can neither disburse funds without specific instructions from the Company nor receive instructions from anyone other than the Company. The payment provider shall make funds available to the payees within one business day, only upon an instruction received from the Company;

•                  The payee is not aware of the payment provider’s identity and in any case cannot directly engage the payment provider or give the payment provider instructions; and

•                  In the event of a Company dissolution or liquidation, the payment provider cannot wire the funds it holds without specific instructions from the Company or its liquidator.

Other than the Company Effective Control, the Company does not have the right to direct the funds to be used at will or for its own benefit.

•                  You state that these funds are kept in separate sub accounts of the payment provider in accordance with applicable regulations. Please tell us if these funds can be used to settle the payment processors obligations in the event of bankruptcy or liquidation, or whether they are considered to be assets that are bankruptcy remote.

The Company respectfully advises the Staff that, as explained above, the funds are segregated from the payment provider’s bank accounts and cannot be used to settle the payment provider’s obligations in accordance with applicable law in the event of bankruptcy or liquidation. The funds are considered bankruptcy remote.

•                  Please tell us why you believe you have an obligation to pay the seller using your assets. Specifically, since funds from the buyer are prepaid, it does not appear that you would be required to use your own assets to settle the obligation.

The Company respectfully advises the Staff that the Company believes that it has the obligation to pay the seller using its assets because it is stipulated in the Company’s Terms of Service and in the agreement with the payment provider.

The liability towards the payees is firm, irrespective of whether the funds originally dedicated for such payment are available at a specific time. In the event the user funds are not available for use, such as in the case of failure by the payment provider to make the amounts due available for withdrawal for whatever reason, the Company will need to use other assets it has, such as cash in its own bank account to satisfy the firm liability towards the payees, as reflected by the user accounts.

•                  In your March 15, 2019 response letter (comment 3), you state that orders may be cancelled up to 14 days after they are marked as complete. You further state that funds from order cancellations are returned to the buyers’ user accounts balance and are available for future purchases on the company’s platform, and you do not automatically refund payments made for cancelled orders. Please tell us whether any payments are made to the sellers during this 14 day period.

The Company respectfully advises the Staff that no payments are made to the sellers during the 14 day period.

•                  To the extent the buyer cancels the order after the seller has been paid, tell us how you are reimbursed from the seller and clarify who is responsible for reimbursing the buyers account if the seller refuses to return the funds.

The Company respectfully advises the Staff that, as explained above, the Company is responsible for reimbursing the buyers account in the case of order cancellations. If the seller has already received payment, the Company will examine the nature of the cancellation and, if justified, the Company will reimburse the buyer and attempt to recover the funds from other outstanding balances of the specific seller. In the absence of such outstanding seller balances or if the Company determines it is not practical to approach the seller to request the return of the funds, the Company will record a loss.

•                  You state that the payment flow of the company’s platform changed beginning in 2018 to better optimize compliance with the applicable state and federal regulatory framework. Please describe further the regulations that prompted such change.

The Company respectfully advises the Staff that the rationale behind the Company’s change to its payment flow was to better optimize compliance with applicable state, federal and international regulatory frameworks, to provide flexibility for the Company’s continued worldwide expansion and to support the Company’s rapid growth.

With the Company’s growth and global expansion, the Company recognized numerous new, complex and restrictive regulatory requirements to which it could be subject. The framework to which the Company referred includes all applicable laws, statutes, statutory instruments, acts, regulations, orders, and directives issued by relevant U.S. state and federal government agencies, regulators, self-regulatory bodies and trade associations (including card schemes operated by major credit card providers, networks of financial institutions and payment gateway providers), as well as laws and regulations pertaining to the transmission of money or the provision of payment services, the laws of applicable U.S. states or territories or other jurisdictions, including those requiring licensure of regulated entities, the federal Bank Secrecy Act of 1970 and the regulations thereunder administered by the U.S. Department of Treasury Financial Crimes Enforcement Network, laws relating to anti-money laundering, anti-corruption and sanctions enforced by any U.S. Governmental Authority, and other relevant trade or industry body rules applicable to the Company and its services.

The Company made a business decision to work with a registered and licensed payment provider to collect funds from buyers and remit funds to sellers, in order to ensure its continued compliance with various applicable regulatory requirements. The payment provider is a registered and licensed entity in the applicable jurisdictions in which the Company operates. In addition, in the Company’s contract with the payment provider, the payment provider warrants and covenants to provide its services in compliance with the regulations described above.

* * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:                                (via email)

Micha Kaufman, Fiverr International Ltd.

Ofer Katz, Fiverr International Ltd.

Ian D. Schuman, Esq., Latham & Watkins LLP

Joshua G. Kiernan, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP